Exhibit 99.3
March 02, 2011
Dear Fellow VimpelCom Shareholder,
We are writing to seek your support for Telenor’s position against VimpelCom’s proposed acquisition of Wind Telecom by voting your shares against the proposed authorization and issuance of shares to Wind Telecom shareholders at the upcoming Special General Meeting on March 17, 2011. We believe that the proposed acquisition is harmful to the interests of VimpelCom’s shareholders for the following reasons:
•	The massive investment in Italy is contrary to the stated strategy to pursue growth M&A in emerging markets.

•	The acquisition will worsen VimpelCom’s growth and margin profile.

•	VimpelCom is paying too much for Wind Telecom, made worse by using underperforming shares as consideration.

•	The massive debt load assumed through the transaction may harm VimpelCom’s financial flexibility and its ability to pay dividends.

•	The proposed issuance of preference shares, offering the owners of Wind Telecom a disproportionate amount of voting stock, significantly and negatively affects the corporate governance of the company at the cost of minority shareholders.

•	The excessive focus on the Wind Telecom transaction has already harmed the interests of all VimpelCom shareholders, as VimpelCom has fallen from second to third place in the Russian market.
Shareholders will benefit if the proposal to authorize and issues shares in support of the Wind Telecom transaction is rejected. Among other things, Telenor would propose that VimpelCom pay a special dividend of at least $1.00 per share in addition to the regularly scheduled dividend.
Please join Telenor in its position against this value-destroying transaction by voting AGAINST the authorization and issuance of shares needed to complete the acquisition of Wind Telecom. Please sign, date and return the enclosed BLUE proxy card today. You may also be able to vote by a toll-free telephone call or over the Internet by following the instructions on the enclosed BLUE proxy card.

THE TRANSACTION IS NOT AN EXPANSION INTO EMERGING GROWTH MARKETS BUT RATHER THE PURCHASE OF THE 3RD OPERATOR IN ITALY, A MATURE MARKET WITH POOR GROWTH CHARACTERISTICS
•	The Transaction Contradicts VimpelCom’s Strategic Plan To Seek Profitable Growth In Emerging Markets
When VimpelCom was formed last year, the clear mandate was to focus on operational excellence in the short term, followed by value-creating expansion through M&A in emerging markets in the medium/long term. Instead, contrary to what VimpelCom management would like you to believe, the Wind Telecom transaction really represents expansion into Italy, a market where VimpelCom would be the distant third player in a mature four player market.
Approximately 80% of Wind Telecom’s proportionate EBITDA1 is derived from Italy, based on publicly available information for the first half of 2010. To make matters worse, an additional approximately 15% of Wind Telecom’s proportionate EBITDA is derived from Algeria, generally considered to be Wind Telecom’s prize asset. It appears very likely, however, that the Algerian government will nationalize Wind Telecom’s Algerian operations. If that were to happen, more than 90% of Wind Telecom’s proportionate EBITDA would be derived from Italy.
VimpelCom’s shareholders should tell management to keep the equity story intact by focusing on emerging markets. Please send that message today by voting AGAINST the authorization and issuance of shares in support of the Wind Telecom transaction on the enclosed BLUE proxy card.
THE WIND TELECOM TRANSACTION IS OVERPRICED
•	VimpelCom Is Paying An Excessive Premium For A Mature Low Growth Asset
The Wind Telecom transaction erodes the financial metrics of VimpelCom. The transaction will effectively reduce VimpelCom’s revenue and EBITDA growth profile, as well as its EBITDA and Operating Free Cash Flow margins
In addition to declining growth and margins, we believe the estimated 84% equity premium2 that VimpelCom shareholders are paying for Wind Telecom is clearly excessive.

[1]	Earnings before Interest, Taxes, Depreciation and Amortization. EBITDA is the basic measure of profitability.

[2]	Based on the comparison between the estimated price paid for the Equity Value of Wind Telecom in the proposed transaction, and the implied market value of Wind Telecom using current trading references for Orascom Telecom Holding (market capitalization adjusted for spun-off assets) and Wind Italy (implied Equity Value based on average trading multiple of listed Western European peers). Based on prices as of close of 28 February 2011

In essence, VimpelCom is paying substantially higher multiples than its current multiples, for what is primarily a mature market company with lower growth prospects. VimpelCom management attempts to justify this price in part by claiming the transaction will generate some $2.5 billion in synergies. We, along with several analysts who follow the industry closely, believe this estimate to be highly unrealistic. We note in this regard that thus far, management has not been able to demonstrate synergy-extraction across the current portfolio of operations following the merger between OJSC VimpelCom and Kyivstar.
VimpelCom’s shareholders should tell management to protect its attractive financial profile. Please send that message today by voting AGAINST the authorization and issuance of shares in support of the Wind Telecom transaction on the enclosed BLUE proxy card.
THE WIND TELECOM TRANSACTION DECREASES VIMPELCOM’S FINANCIAL FLEXIBILITY AND COMPROMISES ITS ABILITY TO PAY DIVIDENDS
•	Consolidated Debt Would Increase by $19.2bn
The acquisition of Wind Telecom would result in a significant increase in VimpelCom’s leverage and may compromise its ability to continue paying dividends.
As a result of the transaction, the amount of VimpelCom’s consolidated debt would increase by $19.2bn, from $6.5bn to $25.7bn. At the same time, VimpelCom’s consolidated EBITDA would only increase by $4.0bn in the best case scenario. Nationalization of Wind Telecom’s Algerian asset would reduce consolidated EBITDA by approximately $1bn, with little reduction in net debt. Furthermore, VimpelCom is using its strong balance sheet backed by Russian/Ukrainian cash flows to refinance 100% of the debt in Orascom Telecom Holdings, despite owning only a 51.7% stake, hence subsidizing the minority holders in Orascom Telecom Holdings.
As a result of the increased debt burden, the acquisition of Wind Telecom is putting at risk the sustainability of VimpelCom’s current dividend policy. Wind Telecom’s assets generate very little free cash flow to help pay down the debt assumed through the acquisition. The ability to pay down the debt will depend on cash flows from VimpelCom’s existing Russian and Ukrainian operations. In such a situation, the company and its shareholders will be at risk from changing conditions beyond their control, such as currency fluctuations.
VimpelCom’s shareholders should tell management to keep its existing financial flexibility for dividends or more attractive acquisitions. Please send that message today by voting AGAINST the authorization and issuance of shares in support of the Wind Telecom transaction on the enclosed BLUE proxy card.

THE WIND TELECOM TRANSACTION THREATENS THE ABILITY OF INDEPENDENT SHAREHOLDERS TO HAVE MEANINGFUL REPRESENTATION ON THE BOARD
•	Wind Telecom Shareholders’ Voting Power Would Be Disproportionate To The Economic Stake They Receive
In the proposed transaction, Wind Telecom shareholders would receive VimpelCom stock representing approximately 30.6% of the total voting power, despite an economic interest of only 20%. As a result, the current independent shareholders of VimpelCom would see their aggregate voting authority reduced from 19.3% to 13.4%, or a 30.6% loss of voting influence.
As part of last year’s restructuring of VimpelCom, a very carefully considered corporate governance structure was developed, which sought, among other things, to ensure that VimpelCom’s independent shareholders had a strong voice on the Board through the presence of independent directors not affiliated with either Telenor or Altimo. Under that structure, three of the nine directors are completely independent of Telenor and Altimo.
This carefully developed structure is at risk if the Wind Telecom transaction is carried out. If, as we believe is likely in the medium-term, the shareholders agreement between Telenor and Altimo is terminated, current VimpelCom shareholders would only be assured of electing at most one director under the principles of cumulative voting that govern the voting in director elections.
VimpelCom’s shareholders should tell management not to give away excessive influence and negatively affect the corporate governance of VimpelCom. Please send that message today by voting AGAINST the authorization and issuance of shares in support of the Wind Telecom transaction on the enclosed BLUE proxy card.
WHILE PURSUING THE WIND TELECOM TRANSACTION, VIMPELCOM’S MANAGEMENT HAS LOST FOCUS ON ITS CORE RUSSIAN BUSINESS
In the past year, VimpelCom has lost market share in Russia and has fallen from its position as the second-largest mobile operator by subscribers to third place in the Russian market. In a recent interview, VimpelCom’s CEO admitted that it has been “underinvesting [in Russia] for a while”, and VimpelCom is now having to offer new pricing packages in an attempt to recover that market share. Pursuit of the Wind Telecom transaction has already harmed the interests of all VimpelCom shareholders by diverting management’s attention from protecting its existing franchises.
VimpelCom’s shareholders should tell management to re-focus the company’s resources on the growth of its core businesses. Please send that message today by voting AGAINST the authorization and issuance of shares in support of the Wind Telecom transaction on the enclosed BLUE proxy card.

THE MARKET HAS CONCLUDED THAT THE ACQUISITION OF WIND TELECOM IS A VALUE DESTROYING TRANSACTION
•	$3.5[3] Billion Of Value Has Been Destroyed Since The Market First Learned Of The Deal
We are not alone in our belief that the Wind Telecom transaction is not in the best interests of VimpelCom’s shareholders. As shown in the chart below, approximately $3.5bn of shareholder value has been destroyed since news of the deal first reached the markets last August.
Source: FactSet as of February 28, 2011, Bloomberg, Factiva, company information

*	Close of 18 January
VimpelCom’s shareholders should tell management that the transaction will continue to negatively affect the share price. Please send that message today by voting AGAINST the authorization and issuance of shares in support of the Wind Telecom transaction on the enclosed BLUE proxy card.

[3]	As of close of 28 February 2011

TELENOR’S ALTERNATIVE PROPOSITION WILL HAVE POSITIVE BENEFITS FOR VIMPELCOM SHAREHOLDERS
•	Extraordinary Dividend

•	Commitment To Support Opportunities To Create Real Value For All Shareholders
Telenor believes that a better alternative for all shareholders is the payment of an extraordinary dividend of at least $1.00 per share, in addition to the regular dividend. In this way, all shareholders will benefit from VimpelCom’s strong balance sheet.
We also believe that, if the Wind Telecom transaction does not materialize, VimpelCom shareholders stand to benefit from a recovery in the stock price, which have been negatively affected by the proposed acquisition of Wind Telecom.
Telenor also reiterates its commitment to support organic growth and pursue M&A opportunities in emerging markets that can create real value for all shareholders.
Please join our efforts to reject the Wind Telecom transaction and pursue initiatives that will create value for all shareholders by signing, dating and returning the enclosed BLUE proxy card with a vote AGAINST the authorization and issuance of shares for the transaction. You may be able to vote by a toll-free telephone call or on the Internet. Please follow the instructions on the enclosed BLUE proxy card.
Thank you for your support,
Telenor ASA
If you have any questions, or need any assistance in voting your shares, please contact our proxy solicitor,
INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-800-5190.

Forward-Looking Statements
This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA. In this letter, such forward-looking statements include, without limitation, statements relating to the implementation of strategic initiatives, the results or consequences of any meeting of VimpelCom shareholders, the consequences of the proposed transaction with Wind Telecom S.p.A., statements relating to VimpelCom’s future business development and economic performance and other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “could”, “should”, “would” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Telenor disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the SEC) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom, together with amendments thereto. Investors and security holders are urged to read the Schedule 13D, as well as Telenor’s and VimpelCom’s respective filings with the SEC, including VimpelCom’s proxy statement furnished to the SEC under cover of Form 6-K on February 15, 2011, VimpelCom’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, together with amendments and supplements thereto, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).